1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

September 20, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Jan Woo, Legal Branch Chief
Office of Information Technologies and Services

RE:	Digital Social Retail, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
File No. 024-10711

Dear Ms. Woo:

On behalf of Digital Social Retail, Inc. (the “Company”), we have today submitted to the Securities and Exchange Commission (the “Commission”) for filing Amendment No. 2 to Offering Statement of the Company on Form 1-A (Registration No. 024-10711) (“Amendment No. 2”). Amendment No. 2 updates information set forth in Amendment No. 1 to Offering Statement of the Company on Form 1-A, and reflects the Company’s responses to the oral comments received from the staff of the Commission (the “Staff”) on September 18, 2017. Capitalized terms used herein but not defined herein have the meanings assigned to them in Amendment No. 2.

In response to the Staff’s oral comments, Amendment No. 2 has been revised as follows:

1.	The disclosure on pages 2, 11 and 31 of Amendment No. 2 has been revised to disclose that, effective September 3, 2017, the quotation of Holosfind’s shares on Euronext was suspended as a result of Holosfind’s failure to file required financial statements.

2.	The disclosure on pages 2, 11, 31 and 55 of Amendment No. 2 has been revised to better describe the categories of intellectual property transferred to the Company by Holosfind and Sylvain Bellaïche pursuant to the IP Agreement, which consists of a registered trademark for the Company’s logo, unregistered common law trademarks for the names “Social Retail” and “Digital Social Retail”, domestic and foreign domain names used by the Company in connection with its business, and unregistered copyrights for the operational software used by the Company to run its digital convergence platform.

3.	Item 6 of Part I of Amendment No. 2 and the disclosure on pages 11, 25, 47, 51, 52, 53 and 55 of Amendment No. 2 been revised to reflect the sale by the Company of unsecured convertible promissory notes during 2017. In addition, pages 25, 51, 52 and 53 of Amendment No. 2 discloses that one of the note purchasers has exercised its right to convert its note into Units and warrants to purchase Common Stock of the Company.

Jan Woo, Legal Branch Chief U.S. Securities and Exchange Commission Re: Digital Social Retail, Inc. September 20, 2017

4.	The introduction to the Pro Forma Capitalization Table on page 51 of Amendment No. 2 has been revised to reflect the debt owed to Holosfind and Holosfind Corp. by the Company pursuant to the Holosfind Service Agreement and Holosfind Corp. Service Agreement.

5.	An audited subsequent event note (Note K) has been added to the notes to consolidated financial statements in Amendment No. 2 to state that the Forbearance Agreement was amended on August 30, 2017 to extend the deadline for the satisfaction of the obligations set forth in the agreement until November 15, 2017. In addition, the subsequent event disclosure in Note A to the notes to consolidated financial statements has been revised to refer to Note K.

The Company intends to file another amendment to its Offering Statement on Form 1-A next week, which will include all remaining exhibits required under Form 1-A. If the changes reflected in Amendment No. 2 are acceptable to the Staff, and the exhibit filing is made as stated, the Company respectfully requests that the Commission qualify the Offering Statement on or prior to September 30, 2017.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 212-370-1300 or at my email address, jrubin@egsllp.com.

Very truly yours,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Sylvain Bellaïche, Digital Social Retail, Inc.